Exhibit 99.1

FOR IMMEDIATE RELEASE

Connect Biopharma Reports Full Year 2021 Financial Results

and Provides Business Update

- Global Phase 3 Trial of CBP-201 in Moderate-to-Severe Atopic Dermatitis Expected to Commence in H2 2022 -

- Topline Phase 2 CBP-307 Results in Moderate-to-Severe Ulcerative Colitis (UC) Expected to Be Reported in H1 2022 -

- Cash Balance of RMB 1,706.9 million (USD 267.7 million) at December 31, 2021 –

SAN DIEGO, CA and TAICANG, SUZHOU, China – March 31, 2022 – Connect Biopharma Holdings Limited (Nasdaq: CNTB) (“Connect Biopharma” or the “Company”), a global, clinical-stage biopharmaceutical company dedicated to improving the lives of patients with inflammatory diseases through the development of therapies derived from T cell-driven research, today announced financial results for the full year ended December 31, 2021 and recent corporate highlights.

“During the past year, we advanced the clinical development of our lead assets CBP-201 and CBP-307, each having potentially differentiated product profiles for atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyps, and ulcerative colitis, diseases with large patient populations with significant unmet need,” said Zheng Wei, PhD, Co-founder and CEO of Connect Biopharma. “Our data from the global Phase 2b trial of CBP-201 in patients with atopic dermatitis gives us confidence in the potential that CBP-201 could have a highly competitive efficacy and safety profile with low incidence of conjunctivitis, and the convenience of dosing every four weeks. In the coming 12 months, we have a number of key milestones anticipated for CBP-201, including initiating our global Phase 3 program in atopic dermatitis and completing enrollment in both our pivotal trial in atopic dermatitis in China, and in our Phase 2 trial in asthma. We also look forward to reporting topline results from our Phase 2 trial of CBP-307 in patients with moderate-to-severe ulcerative colitis in the first half of 2022.”

Second Half 2021 and Recent Operating Highlights

•

Reported positive data from global Phase 2b trial of CBP-201 in moderate-to-severe atopic dermatitis (AD): In January 2022, the Company reported detailed positive data from the global Phase 2b clinical trial of CBP-201 administered subcutaneously to adult patients with moderate-to-severe AD. CBP-201 met all primary and key secondary efficacy endpoints, with favorable safety data reporting low incidences of injection site reactions, conjunctivitis and herpes infections. In the coming months, the Company intends to discuss these data with the U.S. Food & Drug Administration (FDA) and other regulatory authorities to seek feedback on its planned global Phase 3 program. The Company plans to commence enrollment of the global Phase 3 program in the second half of 2022.

•

Completed enrollment of Phase 2 trial of CBP-307 in moderate-to-severe ulcerative colitis (UC): In November 2021, the Company completed full enrollment of the Phase 2 clinical trial evaluating CBP-307 in moderate-to-severe UC. The global, randomized, double-blind, placebo-controlled trial is being conducted at multiple sites, including in China and the U.S., to evaluate the efficacy and safety of CBP-307 in 144 patients, where CBP-307 or placebo were administered to eligible adult patients for 12 weeks (induction phase). Following this 12-week induction phase, treatment responders (as defined by change in the adapted Mayo score from baseline) are expected to be treated for an additional 36 weeks in a double-blind manner, and non-responders are expected to enter an open-label arm and be treated for an additional 36 weeks (maintenance phase).

•

Dosed first patient in China-specific pivotal trial of CBP-201 in moderate-to-severe AD: In September 2021, the first patient in a China-specific pivotal trial evaluating CBP-201 with moderate-to-severe AD was dosed. The multi-center, randomized, double-blind, parallel group, placebo-controlled trial was designed to assess the efficacy and safety of up to two doses of CBP-201 administered subcutaneously. The trial has completed its original enrollment of 255 patients across 55 clinical sites in China, which was divided into an initial treatment period of 16 weeks, a maintenance period of 36 weeks and a follow-up period of eight weeks. The Company plans to increase the trial size to approximately 500 patients in order to meet anticipated regulatory requirements around trial size and safety exposures and expects to finalize its trial design with China regulatory authorities by the second half of 2022.

•

Dosed first patient in Phase 2 trial of CBP-201 in chronic rhinosinusitis with nasal polyps (CRSwNP): In September 2021, the first patient in a Phase 2 trial evaluating CBP-201 in CRSwNP was dosed. The multi-center, randomized, double-blind, placebo-controlled trial is designed to evaluate the effect of CBP-201 administered subcutaneously on a background of mometasone furoate nasal spray in reducing endoscopic nasal polyp score and nasal congestion/obstruction score severity in eligible patients whose disease remains inadequately controlled despite daily treatment with intranasal corticosteroid therapy in comparison to placebo. The trial is divided into a treatment period of 24 weeks and a follow-up period of eight weeks and is expected to enroll approximately 140 patients with CRSwNP across approximately 60 clinical sites in the United States, China, Europe, and other regions.

•	Expanded executive leadership team: Autoimmune and immunology expert, Chin Lee, MD, MPH, and Steven Chan joined Connect Biopharma as Chief Medical Officer and Chief Financial Officer, respectively.

Anticipated 2022 Milestones

•	Intend to report top-line results from the global Phase 2b trial of CPB-307 in UC patients in the first half of 2022.

•	On track to report top-line results from the global Phase 1 trial evaluating safety and pharmacokinetics of CBP-174 in healthy volunteers in the first half of 2022.

•	Plan to complete enrollment for the global Phase 2 trial of CBP-201 in asthma patients in the first half of 2022.

•	Plan to initiate a global Phase 3 trial for CBP-201 in moderate-to-severe AD patients in the second half of 2022.

•	Plan to complete enrollment for the China-specific pivotal trial for CBP-201 in AD patients in the second half of 2022.

Full Year 2021 Financial Results

•

Cash and cash equivalents were RMB 1,706.9 million (USD 267.7 million) as of December 31, 2021, compared to RMB 1,010.1 million as of December 31, 2020. The increase in cash and cash equivalents was mainly due to proceeds received from the Company’s IPO in March 2021.

•

Research and development expenses increased to RMB 518.0 million (USD 81.2 million) for the year ended December 31, 2021, from RMB 150.9 million in the year ended December 31, 2020. This increase was driven primarily by higher clinical trial related expenses for advancing CBP-201 in adult patients with moderate-to-severe AD into later clinical trial phases and additional drug supply and clinical expenses related to the initiation of global Phase 2 clinical trials of CBP-201 for asthma and CRSwNP indications and the initiation of a global Phase 2 trial for CBP-307 in UC and Crohn’s Disease (CD) indications.

•

Administrative expenses increased to RMB 122.4 million (USD 19.2 million) for the year ended December 31, 2021, from RMB 47.7 million in the year ended December 31, 2020. The increase was primarily due to higher personnel costs, including stock-based compensation expenses, higher professional services and other costs associated with building out a public company infrastructure and supporting clinical trials.

•	Net loss was RMB 1,306.8 million (USD 205.0 million) for the year ended December 31, 2021, compared to RMB 779.2 million in the year ended December 31, 2020.

About Connect Biopharma

Connect Biopharma is a global, clinical-stage biopharmaceutical company dedicated to improving the lives of patients with inflammatory diseases through the development of therapies derived from T cell-driven research. It is building a rich pipeline of internally-designed, wholly-owned, small molecules and antibodies using functional cellular assays with T cells to screen and discover potent product candidates against validated immune targets. Its lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) in development for the treatment of AD, asthma and CRSwNP. The Company’s second most advanced product candidate, CBP-307, is a modulator of a T-cell receptor known as sphingosine 1-phosphate receptor 1 (S1P1) in development for the treatment of UC and CD. Clinical development has begun for its third product candidate, CBP-174, a peripherally acting antagonist of histamine receptor 3, for the treatment of pruritus associated with AD.

For additional information, please visit www.connectbiopharm.com.

FORWARD-LOOKING STATEMENTS

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward- looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s statements regarding the size or design of ongoing clinical trials, the timing of initiation, completed enrollment, and dosing of such trials, and the timing of clinical data readouts from such trials and whether such data will validate the Company’s approach in developing potential therapies. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Connect Biopharma Holdings Limited

Consolidated Statements of Loss (Unaudited)

	Year Ended December 31,
	2020	2021	2021
	RMB’000	RMB’000	USD’000 (1)
Research and development expenses	(150,932)	(518,021)	(81,249)
Administrative expenses	(47,720)	(122,445)	(19,205)
Other income	6,989	18,996	2,979
Other gains/(losses)—net	(6,100)	(9,966)	(1,563)

Operating loss	(197,763)	(631,436)	(99,038)
Finance income	717	622	98
Finance cost	(2,893)	(44)	(7)

Finance income/(cost)—net	(2,176)	578	91
Fair value loss of financial instruments with preferred rights	(579,286)	(674,269)	(105,756)

Loss before income tax	(779,225)	(1,305,127)	(204,703)
Income tax expense	—	(1,697)	(266)

Net loss	(779,225)	(1,306,824)	(204,969)

	RMB	RMB	USD
Loss per share
Basic and diluted	(45.6)	(25.0)	(3.9)

Connect Biopharma Holdings Limited

Condensed Consolidated Balance Sheets (Unaudited)

	As of December 31,
	2020	2021	2021
	RMB’000	RMB’000	USD’000 (1)
ASSETS
Non-current assets
Property, plant and equipment	6,939	59,337	9,307
Right-of-use assets	929	22,821	3,579
Other non-current assets	19,860	18,806	2,950
Intangible assets	342	560	88

Total non-current assets	28,070	101,524	15,924

Current assets
Other receivable and prepayments	33,655	47,255	7,412
Financial assets at fair value through profit or loss	13,068	—	—
Cash and cash equivalents	1,010,076	1,706,880	267,716

Total current assets	1,056,799	1,754,135	275,128

Total assets	1,084,869	1,855,659	291,052

LIABILITIES
Non-current liabilities
Lease liabilities	309	163	26
Financial instruments with preferred rights	2,071,508	—	—
Deferred income	—	5,000	784

Total non-current liabilities	2,071,817	5,163	810

Current liabilities
Trade payables	24,638	81,195	12,735
Other payables and accruals	12,755	32,840	5,152
Lease liabilities	604	630	98

Total current liabilities	37,997	114,665	17,985

Total liabilities	2,109,814	119,828	18,795

Net (liabilities)/assets	(1,024,945)	1,735,831	272,257

SHAREHOLDERS’ (DEFICIT)/EQUITY
Share capital	24	66	10
Share premium	41,466	4,094,434	642,194
Treasury shares	(3)	(1,164)	(183)
Share-based compensation reserves	6,602	61,904	9,709
Other reserves	(1,693)	(41,244)	(6,469)
Accumulated losses	(1,071,341)	(2,378,165)	(373,004)

Total shareholders’ (deficit)/equity	(1,024,945)	1,735,831	272,257

Total liabilities and shareholders’ (deficit)/equity	1,084,869	1,855,659	291,052

(1)

Translations of the consolidated balance sheet and the consolidated statement of loss from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the readers and calculated at the rate of USD1.00=RMB 6.3757, representing the exchange rate as of December 31, 2021 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate, on December 31, 2021.

INVESTOR CONTACT:

David Carey

Lazar FINN Partners

T: +1-(212) 867-1768

david.carey@finnpartners.com

MEDIA CONTACT:

Erich Sandoval

Lazar FINN Partners

+1-(646) 871-8482 or +1-(917) 497-2867

erich.sandoval@finnpartners.com

Corporate Contacts:

info@connectpharm.com